UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 19, 2004

Southern Star Central Corp.

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(Exact name of registrant as specified in its charter)

Delaware	333-110979	04-3712210
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o AIG Highstar Capital, L.P., 599 Lexington Avenue, 25th Floor, New York, NY	10022
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (646) 735-0500

Item 5. Other Events and Regulation FD Disclosure

On April 19, 2004, Southern Star Central Corp. announced the election of William J. Haener to its Board or Directors

Item 7. Financial Statements and Exhibits.

(c) Exhibits

Exhibit No.	Description
99.1	Press Release, dated April 19, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHERN STAR CENTRAL CORP.

/s/ Michael Walsh

Date: April 19, 2004

Michael Walsh
Treasurer